SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

SUNDAY COMMUNICATIONS LIMITED
(Exact name of Registrant as specified in its Charter)

13/F Warwick House
TaiKoo Place
979 King’s Road, Quarry Bay
Special Administration Region of Hong Kong
People’s Republic of China
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                              .

CIRCULAR — MAJOR TRANSACTION
ANNOUNCEMENT — NOTICE OF EXTRAORDINARY GENERAL MEETING
ANNOUNCEMENT — EXTRAORDINARY GENERAL MEETING — POLL RESULTS
SIGNATURE

This report consists of copies of:

(i)	a circular to shareholders regarding a major transaction of the Registrant;

(ii)	a public announcement in Hong Kong regarding the notice of Extraordinary General Meeting of the Registrant; and

(iii)	a public announcement in Hong Kong regarding the poll results of the Extraordinary General Meeting of the Registrant;

all of which are required by The Stock Exchange of Hong Kong Limited to be disclosed to the Registrant’s shareholders or made public in Hong Kong.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this Circular or as to the action to be taken, you should consult your stock broker, other licensed corporation, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in SUNDAY Communications Limited, you should at once hand this Circular with the enclosed form of proxy to the purchaser or transferee or to the bank, stock broker, other licensed corporation or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

SUNDAY COMMUNICATIONS LIMITED

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

MAJOR TRANSACTION
EXECUTION OF A CONDITIONAL SUPPLEMENTAL AGREEMENT
TO THE SUPPLY CONTRACT OF 13TH MAY 2004 AND OF
A CONDITIONAL AMENDMENT AND RESTATEMENT AGREEMENT
RELATING TO THE FACILITY AGREEMENT OF 13TH MAY 2004

A letter from the board of directors of SUNDAY Communications Limited is set out on pages 3 to 9 of this Circular.

A notice convening an extraordinary general meeting of SUNDAY Communications Limited to be held at 13th Floor, East Wing, Warwick House, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong on 17th December 2004 at 12:00 noon is set out on pages 41 and 42 of this Circular. Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjournment thereof should you so wish.

1st December 2004

DEFINITIONS

In this Circular, unless the context requires otherwise, the following terms have the following meanings:

“2G Licence”	Licence No.061 issued to Mandarin by OFTA dated 30th September 1996;

“3G Licence”	Licence No.080 issued to SUNDAY 3G by OFTA on 22nd October 2001;

“3G Network”	the telecommunications network to be built by Mandarin, and operated under the 3G Licence granted to SUNDAY 3G;

“Amendment and Restatement Agreement”	the Amendment and Restatement Agreement relating to the Facility Agreement between Mandarin, SUNDAY, HTIC and JPMorgan Chase Bank, N.A. entered into on 15th November 2004 amending the terms of the Facility Agreement;

“Board”	the board of directors of SUNDAY;

“EGM”	an extraordinary general meeting of SUNDAY to be convened for approving the Supplemental Agreement and the Amendment and Restatement Agreement;

“Facility Agreement”	the agreement between HTIC, Mandarin and SUNDAY entered into on 13th May 2004 relating to (inter alia) the financing for the 3G Network comprising an equipment supply facility, a general facility and a performance bond facility;

“Group”	SUNDAY and its subsidiaries;

“HTIC” and “Contractor”	Huawei Tech. Investment Co., Limited, a subsidiary of Huawei;

“Huawei”	Huawei Technologies Co., Ltd., a company incorporated in the People’s Republic of China and an independent third party not connected with any of the directors, chief executive or substantial shareholders of SUNDAY or its subsidiaries or any of their respective associates;

“Latest Practicable Date”	29th November 2004, being the latest practicable date prior to the printing of this Circular;

DEFINITIONS

“Listing Rules”	Rules Governing the Listing of Securities on the Stock Exchange;

“Mandarin”	Mandarin Communications Limited, a wholly-owned subsidiary of SUNDAY;

“OFTA”	Office of the Telecommunications Authority;

“Shareholders”	the shareholders of SUNDAY from time to time;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“SUNDAY” or “Company”	SUNDAY Communications Limited, shares of which are listed on the Stock Exchange and the NASDAQ National Market;

“SUNDAY 3G”	SUNDAY 3G (Hong Kong) Limited, a wholly-owned subsidiary of Mandarin;

“Supplemental Agreement”	the Supplemental Agreement to the Supply Contract between HTIC and Mandarin entered into on 15th November 2004 amending the terms of the Supply Contract; and

“Supply Contract”	the agreement between Mandarin and HTIC entered into on 13th May 2004 relating to the supply of the 3G Network on a turnkey basis.

LETTER FROM THE BOARD

SUNDAY COMMUNICATIONS LIMITED

(Incorporated in the Cayman Islands with limited liability)

Executive Directors:	Registered Office:
Richard John Siemens (Co-Chairman)	Century Yard
Edward Wai Sun Cheng (Co-Chairman)	Cricket Square
William Bruce Hicks (Group Managing Director)	Hutchins Drive
Kuldeep Saran	P.O. Box 2681GT
Andrew Chun Keung Leung	George Town
Grand Cayman
Non-executive Directors:	British West Indies
Kenneth Michael Katz
Hongqing Zheng	Head office and principal
place of business:
Independent Non-executive Directors:	13th Floor, Warwick House
John William Crawford	TaiKoo Place
Henry Michael Pearson Miles	979 King’s Road
Robert John Richard Owen	Quarry Bay
Hong Kong

1st December 2004

To the Shareholders

Dear Sir/Madam,

MAJOR TRANSACTION
EXECUTION OF A CONDITIONAL SUPPLEMENTAL AGREEMENT
TO THE SUPPLY CONTRACT OF 13TH MAY 2004 AND OF
A CONDITIONAL AMENDMENT AND RESTATEMENT AGREEMENT
RELATING TO THE FACILITY AGREEMENT OF 13TH MAY 2004

INTRODUCTION

On 15th November 2004, Mandarin, a wholly-owned subsidiary of SUNDAY, entered into the Supplemental Agreement, and the Amendment and Restatement Agreement, with Huawei Tech. Investment Co., Limited (“HTIC”) in respect of amendments to the arrangements for the supply, on a turnkey basis of its third generation mobile telecommunication network, and of the provision of long-term financing in relation thereto provided for in the Supply Contract and the Facility Agreement, details of which were contained in a circular to the Shareholders dated 4th June 2004.

LETTER FROM THE BOARD

Save for its 8.02% shareholding of the issued share capital of SUNDAY, HTIC is an independent third party not connected with the directors, chief executive or substantial shareholders of SUNDAY or its subsidiaries or any of their respective associates. HTIC is a subsidiary of Huawei, a telecom equipment manufacturer incorporated in the People’s Republic of China.

SUPPLEMENTAL AGREEMENT

Scope of the Supplemental Agreement

The Supply Contract was entered into on 13th May 2004 and approved by the Shareholders by ordinary resolution passed on 24th June 2004. It provides for the design, construction, manufacture, sale, supply and delivery to Mandarin by the Contractor of equipment and services for the establishment, installation, implementation and commissioning of the 3G Network on a turnkey basis. The term of the Supply Contract is three (3) years.

The Supplemental Agreement provides for amendments to the terms of the Supply Contract to cover the purchase by Mandarin of additional equipment and services for the 3G Network to increase its intended coverage and capacity beyond that provided for in the Supply Contract. The pricing for such additional equipment and services was agreed by arm’s length commercial negotiation between Mandarin and Huawei as being the cost of the equipment and services to be provided. This additional equipment will enable Mandarin to expand the capacity of the 3G Network beyond that originally anticipated in the Supply Contract, and accordingly enhance Mandarin’s competitive position.

Conditions Precedent

The Supplemental Agreement will not come into effect until the following conditions have been satisfied:

(a)	approval of the board of directors of each of HTIC and Mandarin to the terms of the Supplemental Agreement;

(b)	a resolution of the Shareholders of SUNDAY has been duly passed approving the entering into of the Supplemental Agreement and of the Amendment and Restatement Agreement, or a waiver has been granted by the Stock Exchange waiving such requirement; and

(c)	the Amendment and Restatement Agreement has been duly executed and is effective with additional facilities being made available by the Contractor to Mandarin for drawdown to cover in full the financing of the additional equipment and services.

LETTER FROM THE BOARD

Price

The price for the additional equipment and services is HK$349,000,000. This price will remain unchanged during the term but Mandarin has flexibility to change the equipment supplied and services rendered (within the scope of the Supply Contract as amended by the Supplemental Agreement) and timing of delivery of equipment and services if desired. The Supply Contract as amended by the Supplemental Agreement aims to give Mandarin maximum flexibility to purchase and install the most technologically advanced equipment available. Payment for all equipment and services provided under the Supplemental Agreement will be satisfied by drawdown of the equipment supply facility under the Facility Agreement as increased by the Amendment and Restatement Agreement.

AMENDMENT AND RESTATEMENT AGREEMENT

The Facility Agreement was entered into on 13th May 2004 and approved by the Shareholders by ordinary resolution passed on 24th June 2004. It provides for the provision of an equipment supply facility, a general facility and a facility for the issuance of the performance bonds required by OFTA under the terms of the 3G Licence.

The Amendment and Restatement Agreement is between Mandarin (as borrower), SUNDAY (as guarantor of Mandarin’s obligations), HTIC (as the original lender) and JPMorgan Chase Bank, N.A. (as agent for the lender(s)).

The Amendment and Restatement Agreement provides for:

(a)	the equipment supply facility within the Facility Agreement to be increased by HK$349,000,000 from HK$859,000,000 to HK$1,208,000,000;

(b)	the repayment schedule for the general facility within the Facility Agreement to be amended to provide for the next payment to be extended to July 2006 and for the remaining balance to be paid by instalments until July 2011; and

(c)	amendment of certain of the covenants given by Mandarin to the lenders to take account of the changes to the Facility Agreement.

Conditions Precedent

The Amendment and Restatement Agreement is conditional upon, and shall not become effective until the following conditions have been satisfied:

(a)	approval of the board of directors of each of HTIC, Mandarin and SUNDAY to the terms of the Amendment and Restatement Agreement; and

LETTER FROM THE BOARD

(b)	a resolution of the Shareholders of SUNDAY has been duly passed approving the entering into of the Supplemental Agreement and of the Amendment and Restatement Agreement, or a waiver has been granted by the Stock Exchange waiving such requirement.

Security

As security for the provision of loans and issuance of performance bonds under the Facility Agreement, HTIC was granted a security package, standard for similar project financing arrangements, the principal elements of which were:

(a)	a charge over all the assets, revenues and shares of eight principal wholly-owned subsidiaries of SUNDAY, including Mandarin;

(b)	to the extent permitted by OFTA a charge over the 2G Licence and 3G Licence issued by OFTA to Mandarin and SUNDAY 3G;

(c)	assignment of Mandarin’s rights under the Supply Contract; and

(d)	a guarantee by SUNDAY of the performance by Mandarin of its obligations under the Facility Agreement.

The security for the provision of the loans and issuance of the performance bonds under the Facility Agreement, as amended pursuant to the Amendment and Restatement Agreement, remains unchanged.

HTIC also benefits from representations, financial covenants and general covenants, customary to transactions of this nature. HTIC may require repayment of the Facilities at any time on the occurrence of events of default which are standard for similar project financing arrangements. Certain of the covenants given under the Facility Agreement are amended under the terms of the Amendment and Restatement Agreement to take account of the changes to the Facility Agreement made by the Amendment and Restatement Agreement.

REASONS FOR, AND BENEFITS OF, THE SUPPLEMENTAL AGREEMENT AND THE AMENDMENT AND RESTATEMENT AGREEMENT

SUNDAY currently provides mobile telecommunication services pursuant to the 2G Licence. In September 2001, SUNDAY, through a wholly-owned subsidiary, SUNDAY 3G, successfully bid for a 3G licence at an auction held by OFTA and was awarded the 3G Licence in October 2001.

LETTER FROM THE BOARD

The Board considers that implementation and operation of a successful 3G network will be integral to the long-term success of SUNDAY. The Board further believes that strong backing from a mainland China-based telecommunications manufacturer will provide long-term strategic advantage for SUNDAY as 3G multimedia services attract stronger uptake in Hong Kong. The Supply Contract provides for a turnkey solution to the installation, integration and commissioning of the 3G Network. Performance of the Supply Contract to date by Huawei has resulted in the establishment of a very close working relationship between SUNDAY and Huawei on technology development and product innovation.

SUNDAY and Huawei have closely followed developments in the roll-out of 3G technology around the world. Based on this knowledge, additional capacity in SUNDAY’s 3G Network is considered by the Board to be advantageous to SUNDAY in order to enable it to enhance its competitive position through providing a high level of service. Execution and performance of the Supplemental Agreement and of the Amendment and Restatement Agreement will enable such additional coverage and capacity, whilst strengthening SUNDAY’s financial position during the roll-out of the 3G Network. It is also believed the arrangements further enhance the relationship between SUNDAY and Huawei to ensure SUNDAY 3G will be a premier service when launched.

The Board considers that the term of the Supplemental Agreement and of the Amendment and Restatement Agreement, and of the transactions comprised therein, are fair and reasonable and in the interests of the Shareholders of SUNDAY as a whole.

The assets of the Group will increase by the amount of the equipment purchased under the Supplemental Agreement, and the liabilities of the Group will increase by the amount borrowed under the Facility Agreement as amended and restated under the terms of the Amendment and Restatement Agreement upon the drawdown of the facility. Since the equipment and services being purchased are to increase the coverage and capacity of the 3G Network, no revenues will be generated from such investment until the 3G Network has been installed, implemented, commissioned and put into commercial operation. Therefore, the Board expects that there will be no immediate effect on earnings.

GENERAL

Pursuant to Chapter 14 of the Listing Rules, entering into the Supplemental Agreement (the “Transaction”) constitutes a major transaction and is subject to, among other things, the approval of the shareholders.

Distacom Communications Limited (holding 46.2% of the issued share capital of SUNDAY) and USI Holdings Limited (holding 13.7% of the issued share capital of SUNDAY) have informed SUNDAY of their intention to vote in favour of the Transaction. Therefore, shareholders holding 59.9% of shares in issue have confirmed they will vote in favour of the Transaction at the EGM.

LETTER FROM THE BOARD

HTIC (holding 8.02% of the issued share capital of SUNDAY) being a party to the Supplemental Agreement and the Amendment and Restatement Agreement and the Facility Agreement and therefore interested in the Transaction, HTIC and its associates are required to abstain from voting at the EGM.

EXTRAORDINARY GENERAL MEETING AND POLL PROCEDURE

A notice convening the extraordinary general meeting is set out on pages 41 and 42 of this Circular.

A form of proxy for use at the extraordinary general meeting is enclosed. Whether or not you are able to attend the extraordinary general meeting in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible but in any event no later than 48 hours before the time appointed for the holding of the extraordinary general meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the extraordinary general meeting or any adjournment thereof in person if you so wish.

As HTIC and its associates are required to abstain from voting, under the Listing Rules, the vote on the resolutions detailed in the notice convening the EGM must be taken on a poll.

Under the articles of association of SUNDAY, a poll can be demanded by:

(a)	the Chairman;

(b)	at least three members present in person (or in the case of a member being a corporation by its duly authorised representative) or by proxy;

(c)	any member or members present in person (or in the case of a member being a corporation by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or

(d)	any member or members present in person (or in the case of a member being a corporation by its duly authorised representative) or by proxy and holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

The Chairman will demand a poll at the EGM and will be scrutineered by Computershare Hong Kong Investor Services Limited.

LETTER FROM THE BOARD

RECOMMENDATION

The Directors believe that entering into the Supplemental Agreement and the Amendment and Restatement Agreement is fair and reasonable and in the interests of SUNDAY and the Shareholders and therefore recommend the Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this Circular.

Yours faithfully,
For and on behalf of the board of
SUNDAY COMMUNICATIONS LIMITED
William Bruce Hicks
Group Managing Director

This Circular is available (in both English and Chinese) in electronic form on SUNDAY’s website at www.sunday.com. You may at any time choose to receive the Circular either in printed form or using electronic form.

If you have already chosen to rely on the version of the Circular posted on SUNDAY’s website and have difficulty in having access to the document, you will, promptly upon written request, be sent the Circular in printed form free of charge. Please send your request to SUNDAY’s branch share registrar, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

1.	THREE-YEAR FINANCIAL SUMMARY

Set out below is a summary of the consolidated profit and loss account for each of the three years ended 31st December 2003 and the consolidated balance sheets as at 31st December 2001, 2002 and 2003 as extracted from the Group’s audited accounts prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants (formerly the Hong Kong Society of Accountants) for each of the three years ended 31st December 2003.

Consolidated Profit and Loss Accounts

	For the year ended 31st December
	2003	2002	2001
	HK$’000	HK$’000	HK$’000
Mobile services	1,149,875	1,217,677	1,165,399
Sales of mobile phones and accessories	109,471	115,291	242,901
Other services	695	9,722	14,093

Turnover	1,260,041	1,342,690	1,422,393

Cost of inventories sold and services provided	(330,069)	(334,485)	(469,243)

Gross profit	929,972	1,008,205	953,150

Other revenues	4,550	1,917	2,602
Network costs	(270,070)	(303,577)	(301,668)
Depreciation	(233,293)	(256,393)	(265,102)
Rent and related costs	(46,284)	(61,074)	(58,502)
Salaries and related costs	(152,020)	(243,890)	(233,202)
Advertising, promotion and other selling costs	(105,976)	(127,798)	(180,363)
Other operating costs	(45,020)	(60,078)	(80,125)

Profit/(Loss) from operations	81,859	(42,688)	(163,210)

Interest income	2,526	3,553	21,592
Finance costs	(52,787)	(59,520)	(70,130)
Share of loss from a joint venture	(4,426)	(18,609)	—

Profit/(Loss) for the year	27,172	(117,264)	(211,748)

Earnings/(Loss) per share (basic and diluted)	0.9 cents	(3.9 cents )	(7.1 cents )

EBITDA	315,152	213,705	101,892

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Consolidated Balance Sheets

	As at 31st December
	2003	2002	2001
	HK$’000	HK$’000	HK$’000
Non-current assets
Fixed assets	1,101,899	1,213,897	1,302,633
Investment in a joint venture	—	3,322	4,940
Prepayment of 3G licence fees	91,667	141,667	191,667
Restricted cash deposits	1,699	1,682	2,385

	1,195,265	1,360,568	1,501,625

Current assets
Inventories	11,621	9,995	20,448
Trade receivables	81,069	87,409	88,462
Prepayment of 3G licence fees	50,000	50,000	50,000
Deposits, prepayments and other receivables	82,677	96,355	95,608
Restricted cash deposits	209,643	156,939	132,706
Bank balances and cash	102,413	49,577	47,328

	537,423	450,275	434,552

Current liabilities
Trade payables	71,600	56,348	47,932
Other payables and accrued charges	152,791	171,313	193,311
Subscriptions received in advance	87,567	123,469	145,795
Current portion of long-term loans and obligations under finance leases	296,368	238,629	196,960

	608,326	589,759	583,998

Net current liabilities	(70,903)	(139,484)	(149,446)

	1,124,362	1,221,084	1,352,179

Financed by:

Share capital	299,000	299,000	299,000
Reserves	398,904	371,732	488,996

Shareholders’ equity	697,904	670,732	787,996

Long-term liabilities
Long-term loans	425,000	546,825	556,653
Subscriptions received in advance	1,458	3,527	7,530

	426,458	550,352	564,183

	1,124,362	1,221,084	1,352,179

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

2.	FINANCIAL INFORMATION

Set out below are the consolidated profit and loss account of the Company for each of the two years end 31st December 2003 and the consolidated balance sheets as at 31st December 2003 and 2002 together with the relevant notes thereto as extracted from the Company’s audited accounts prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants (formerly the Hong Kong Society of Accountants), as set out in the Company’s 2003 annual report.

Consolidated Profit and Loss Accounts

		For the year ended 31st December
	Notes	2003	2003	2002
		US$’000	HK$’000	HK$’000
Mobile services		148,104	1,149,875	1,217,677
Sales of mobile phones and accessories		14,100	109,471	115,291
Other services		89	695	9,722

Turnover	3	162,293	1,260,041	1,342,690
Cost of inventories sold and services provided	4	(42,513)	(330,069)	(334,485)

Gross profit		119,780	929,972	1,008,205

Other revenues		586	4,550	1,917
Network costs		(34,785)	(270,070)	(303,577)
Depreciation	14	(30,048)	(233,293)	(256,393)
Rent and related costs		(5,961)	(46,284)	(61,074)
Salaries and related costs	12	(19,580)	(152,020)	(243,890)
Advertising, promotion and other selling costs		(13,650)	(105,976)	(127,798)
Other operating costs		(5,799)	(45,020)	(60,078)

Profit/(Loss) from operations	3, 5	10,543	81,859	(42,688)

Interest income		325	2,526	3,553
Finance costs	6	(6,798)	(52,787)	(59,520)
Share of loss from a joint venture	15	(570)	(4,426)	(18,609)

Profit/(Loss) for the year	8	3,500	27,172	(117,264)

Earnings/(Loss) per share (basic and diluted)	9	0.1 cents	0.9 cents	(3.9 cents )

EBITDA	10	40,591	315,152	213,705

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Consolidated Balance Sheets

		As at 31st December 2003
	Notes	2003	2003	2002
		US$’000	HK$’000	HK$’000
Non-current assets
Fixed assets	14	141,924	1,101,899	1,213,897
Investment in a joint venture	15	—	—	3,322
Prepayment of 3G licence fees	16	11,807	91,667	141,667
Restricted cash deposits	17	219	1,699	1,682

		153,950	1,195,265	1,360,568

Current assets
Inventories	18	1,496	11,621	9,995
Trade receivables	19	10,442	81,069	87,409
Prepayment of 3G licence fees	16	6,440	50,000	50,000
Deposits, prepayments and other receivables		10,649	82,677	96,355
Restricted cash deposits	17	27,002	209,643	156,939
Bank balances and cash		13,191	102,413	49,577

		69,220	537,423	450,275

Current liabilities
Trade payables	20	9,222	71,600	56,348
Other payables and accrued charges		19,679	152,791	171,313
Subscriptions received in advance		11,279	87,567	123,469
Current portion of long-term loans and obligations under finance leases	22	38,172	296,368	238,629

		78,352	608,326	589,759

Net current liabilities		(9,132)	(70,903)	(139,484)

		144,818	1,124,362	1,221,084

Financed by:

Share capital	21	38,511	299,000	299,000
Reserves		51,379	398,904	371,732

Shareholders’ equity		89,890	697,904	670,732

Long-term liabilities
Long-term loans	22	54,740	425,000	546,825
Subscriptions received in advance		188	1,458	3,527

		54,928	426,458	550,352

		144,818	1,124,362	1,221,084

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Company Balance Sheets

		As at 31st December
	Notes	2003	2003	2002
		US$’000	HK$’000	HK$’000
Non-current assets
Investments in subsidiaries	28	304,031	2,360,501	2,370,765

Current assets
Prepayments and other receivables		68	530	42
Bank balances		10	77	77

		78	607	119
Current liabilities
Other payables and accrued charges		274	2,129	2,504

Net current liabilities		(196)	(1,522)	(2,385)

		303,835	2,358,979	2,368,380

Financed by:

Share capital	21	38,511	299,000	299,000
Reserves		265,324	2,059,979	2,069,380

Shareholders’ equity		303,835	2,358,979	2,368,380

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Statements of Changes in Shareholders’ Equity For the year ended 31st December 2003

Group

		Reserve
		arising			Total
	Share	from the	Share	Accumulated	shareholders’
	capital	Reorganisation	premium	losses	equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
As at 1st January 2002	299,000	1,254,000	2,124,424	(2,889,428)	787,996
Loss for the year	—	—	—	(117,264)	(117,264)

As at 31st December 2002	299,000	1,254,000	2,124,424	(3,006,692)	670,732

As at 1st January 2003	299,000	1,254,000	2,124,424	(3,006,692)	670,732
Profit for the year	—	—	—	27,172	27,172

As at 31st December 2003	299,000	1,254,000	2,124,424	(2,979,520)	697,904

Company

				Total
	Share	Share	Accumulated	shareholders’
	capital	premium	losses	equity
	HK$’000	HK$’000	HK$’000	HK$’000
As at 1st January 2002	299,000	2,124,424	(30,913)	2,392,511
Loss for the year	—	—	(24,131)	(24,131)

As at 31st December 2002	299,000	2,124,424	(55,044)	2,368,380

As at 1st January 2003	299,000	2,124,424	(55,044)	2,368,380
Loss for the year	—	—	(9,401)	(9,401)

As at 31st December 2003	299,000	2,124,424	(64,445)	2,358,979

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Consolidated Cash Flow Statements

		For the year ended 31st December
	Notes	2003	2003	2002
		US$’000	HK$’000	HK$’000
Net cash inflow from operating activities	23(a)	31,158	241,914	129,343

Investing activities
Advance to joint ventures		(142)	(1,104)	(16,991)
Purchases of fixed assets		(9,455)	(73,409)	(68,995)
Proceeds from disposals of fixed assets		8	66	42
Increase in restricted cash deposits		(6,790)	(52,721)	(23,530)

Net cash outflow from investing activities		(16,379)	(127,168)	(109,474)

Net cash inflow before financing		14,779	114,746	19,869

Financing	23(b)
Repayment of long-term bank loans		(23,184)	(180,000)	(156,000)
Repayment of long-term vendor loans		(17,330)	(134,550)	(39,000)
Increase in long-term vendor loans		32,558	252,778	179,400
Capital element of finance lease payments		(18)	(138)	(2,020)

Net cash outflow from financing		(7,974)	(61,910)	(17,620)

Increase in cash and cash equivalents		6,805	52,836	2,249
Cash and cash equivalents at 1st January		6,386	49,577	47,328

Cash and cash equivalents at 31st December		13,191	102,413	49,577

Analysis of balances of cash and cash equivalents
Bank balances and cash		13,191	102,413	49,577

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Notes to the Accounts

1.	Basis of Preparation

The accounts have been prepared under the historical cost convention and in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants.

2.	Principal Accounting Policies

The principal accounting policies adopted in the preparation of these accounts are set out below.

(a)	Group accounting

(i)	Consolidation

The consolidated accounts of the Group incorporate the accounts of the Company and its subsidiaries made up to 31st December. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meetings of the board of directors. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

In the Company’s balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(ii)	Joint venture

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group’s share of the results of the joint venture for the year, and the consolidated balance sheet includes the Group’s share of the net assets of the joint venture.

(b)	Revenue recognition

The Group recognises revenues on the following bases:

(i)	Mobile services

Revenue from mobile services comprises connection fees and fees for usage of the Group’s network and facilities by SUNDAY subscribers and international calls by such subscribers from mobile phones. Connection fee revenue is recognised when received upon completion of activation services. Subscribers pay monthly fees for usage of the Group’s network and facilities which include an agreed minimum amount of free airtime available for local and international calls. Fees for airtime in excess of the agreed minimum and international calls are charged based on usage. Revenue

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

for usage of the Group’s network and facilities is recognised in the period in which usage of such network and facilities is provided and collectibility can be reasonably assured. Revenue in respect of international calls and mobile airtime in excess of the minimum agreed amount is recognised when the respective calls are made and collectibility can be reasonably assured.

Subscriptions received in advance comprises prepaid subscription fees received from subscribers and the up-front subscription fees received from subscribers upon purchase of mobile phones. They are for provision of mobile airtime and access to the Group’s network for an agreed period of time in accordance with the terms of the sales and services agreements and are deferred and amortised on a straight-line basis over the agreed period, except for prepaid subscription fees from prepaid mobile services which are recognised as revenue based on usage of the Group’s network and facilities.

(ii)	Sales of mobile phones and accessories

Revenue from sales of mobile phones and accessories is recognised when the mobile phones and accessories are delivered to customers and collectibility can be reasonably assured. Where a customer signs a sales and services agreement in connection with the purchase of a mobile phone and accessories from the Group and the provision of mobile services, revenue in respect of the service element of the agreement is recognised based on the fair value of the service element, which is the price the Group charges to customers who subscribe for mobile services only, without purchase of a mobile phone and accessories. The remainder of the total revenues from the agreement is allocated to revenue from sale of the mobile phone and accessories.

(iii)	Interest income

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(c)	Subscriber acquisition costs

The direct costs of acquisition of subscribers, which comprise the loss on sales of mobile phones and accessories to the Group and commission expenses, are expensed as incurred. Revenue and cost of sales in respect of sales of mobile phones and accessories are included in revenue from sales and cost of sales of mobile phones and accessories respectively. Commission expenses are included in advertising, promotion and other selling costs.

(d)	Advertising and promotion costs

Advertising and promotion costs are charged to the profit and loss account as incurred.

(e)	Warranty costs

The Group is provided with warranty from certain manufacturers in respect of such manufacturers’ defects on mobile phones and accessories. The Group provides warranties to customers upon sales of such mobile phones and accessories with similar terms and conditions to the warranties offered by the manufacturers. Provision is made for warranty costs not recoverable from the manufacturers.

(f)	Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(g)	Employee benefits

(i)	Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

(ii)	Bonus plans

The expected bonus payments are recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

Liabilities for bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

(iii)	Retirement benefit costs

The Group’s contributions to the defined contribution retirement schemes are expensed as incurred and are reduced by contributions forfeited by those employees who leave the schemes prior to vesting fully in the contributions. The assets of the schemes are held separately from those of the Group in independently administered funds of the respective schemes.

(h)	Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising from depreciation on fixed assets, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(i)	Fixed assets

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation of fixed assets is calculated to write off their cost over their estimated useful lives, using the straight-line basis. Estimated useful lives are summarised as follows:

Network equipment	Shorter of 10 years or lease period, if any, of 1 to 3 years
Computer equipment	Shorter of 5 years or lease period, if any, of 1 to 3 years
Leasehold improvements	Lease period of 2 to 10 years
Furniture and fixtures	5 years
Office equipment	5 years
Motor vehicles	5 years

The cost of the network equipment comprises (i) the purchase cost of network assets and equipment and direct expenses in respect of the development of the network; and (ii) the minimum annual fees payable prior to the launch of 3G commercial services, and are depreciated over the shorter of the remaining 3G licence period or their estimated useful lives.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over their expected useful lives to the Group.

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets are impaired. If any such indication exists, the recoverable amount of the fixed assets is estimated and, where relevant, an impairment loss is recognised to reduce the fixed assets to the recoverable amount. Such impairment losses are recognised in the profit and loss account.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(j)	Assets under leases

(i)	Finance leases

Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. At the inception of a finance lease, the fair value of the asset is recorded together with the obligation, excluding the interest element, to pay future rentals.

Payments to the lessor consist of capital and interest elements. Finance charges are charged to the profit and loss account in proportion to the capital balances outstanding.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or lease periods.

(ii)	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases are charged to the profit and loss account on the straight-line basis over the lease terms.

(k)	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated on the weighted average basis. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(l)	Trade receivables

Provision is made against trade receivables to the extent that they are considered to be doubtful. Trade receivables in the balance sheet are stated net of such provision.

(m)	Refundable deposits

Refundable deposits are received from customers who require mobile international calls and roaming services. The refundable deposits are retained by the Group and are included in other payables and accrued charges for as long as the customers require these services.

(n)	Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand and deposits held at call with banks.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(o)	Translation of foreign currencies

Transactions in foreign currencies during the year are translated into Hong Kong dollars at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are incorporated into the accounts by translating foreign currencies into Hong Kong dollars at rates of exchange ruling at the balance sheet date. All exchange differences arising are included in the profit and loss account.

The balance sheets of subsidiaries and a joint venture expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date while the profit and loss account is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

(p)	Convenience translations

The consolidated profit and loss account and consolidated cash flow statement for the year ended 31st December 2003, and the consolidated balance sheet and company balance sheet as at 31st December 2003 contain certain translations of Hong Kong dollars to U.S. dollars at the rate of HK$7.764 to the U.S. dollar. Such translations should not be construed as representations that the Hong Kong dollar amounts represent, have been or could have been converted into U.S. dollars at that or any other rate.

3.	Segment information

The Group is principally engaged in three business segments in Hong Kong, namely, mobile services, sales of mobile phones and accessories and other services.

		Sales of
	Mobile	mobile phones	Other
	services	and accessories	services	Group
	2003	2003	2003	2003
	HK$’000	HK$’000	HK$’000	HK$’000
Turnover	1,149,875	109,471	695	1,260,041

Profit/(Loss) from operations	145,685	(61,076)	(2,750)	81,859

Interest income				2,526
Finance costs				(52,787)
Share of loss from a joint venture				(4,426)

Profit for the year				27,172

Segment assets	1,378,228	29,757	10,824	1,418,809
Unallocated assets				313,879

Total assets				1,732,688

Segment liabilities	291,447	20,379	276	312,102
Unallocated liabilities				722,682

Total liabilities				1,034,784

Capital expenditure	119,934	1,841	—	121,775
Depreciation	(226,988)	(6,107)	(198)	(233,293)

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

		Sales of
	Mobile	mobile phones	Other
	services	and accessories	services	Group
	2002	2002	2002	2002
	HK$’000	HK$’000	HK$’000	HK$’000
Turnover	1,217,677	115,291	9,722	1,342,690

Profit/(Loss) from operations	815	(38,239)	(5,264)	(42,688)

Interest income				3,553
Finance costs				(59,520)
Share of losses from joint ventures				(18,609)

Loss for the year				(117,264)

Segment assets	1,557,242	28,823	12,987	1,599,052
Investment in a joint venture				3,322
Unallocated assets				208,469

Total assets				1,810,843

Segment liabilities	336,081	10,518	1,279	347,878
Unallocated liabilities				792,233

Total liabilities				1,140,111

Capital expenditure	164,701	3,375	—	168,076
Depreciation	(244,629)	(9,782)	(1,982)	(256,393)

There are no sales or other transactions between the business segments. Segment assets consist primarily of fixed assets, inventories, trade receivables, deposits and prepayments and mainly exclude unallocated cash. Segment liabilities comprise operating liabilities and mainly exclude unallocated long-term loans. Capital expenditure comprises additions to fixed assets (note 14).

4.	Cost of inventories sold and services provided

Cost of inventories sold represents the cost of mobile phones and accessories sold. Cost of services provided represents interconnection charges, cost of out-bound roaming services, provision for doubtful debts, billing materials charges, bill collection charges, cost of prepaid cards and revenue sharing expenses.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

5.	Profit/(Loss) from operations

Profit/(Loss) from operations is stated after charging and crediting the following:

	2003	2002
	HK$'000	HK$'000
Charging:
Cost of inventories sold	133,315	113,414
Depreciation:
— owned fixed assets	233,055	253,668
— leased fixed assets	238	2,725
Loss on disposals of fixed assets	414	377
Operating lease charges:
— land and buildings, including transmission sites	195,945	220,207
— leased lines	73,283	87,130
Provision for doubtful debts	30,228	31,016
Restructuring costs	—	26,606
Auditors’ remuneration
— charge for the year	1,100	1,128
— underprovision in prior year	—	35
Net exchange losses	—	313
Crediting:
Net exchange gains	614	—

6.	Finance costs

	2003	2002
	HK$'000	HK$'000
Interest on bank loans	24,718	37,923
Interest on vendor loans repayable within five years	27,579	20,816
Interest element of finance lease payments	17	129
Other incidental borrowing costs	473	652

	52,787	59,520

7.	Taxation

No provision for Hong Kong profits tax and overseas taxation has been made as the Group had sufficient tax losses brought forward to set off against the assessable profits for the year (2002: Nil).

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The taxation charge on the Group’s profit for the year differs from the theoretical amount that would arise using the applicable taxation rate of 17.5% (2002: 16%) as follows:

	2003	2002
	HK$'000	HK$'000
Profit/(Loss) for the year	27,172	(117,264)

Taxation charge/(credit) at the applicable rate of 17.5% (2002: 16%)	4,755	(18,762)
Add/(Deduct) tax effect of:
Income not subject to taxation	(303)	(431)
Expenses not deductible for taxation purposes	3,713	8,295
Utilisation of previously unrecognised tax losses	(30,389)	(10,860)
Reversal of temporary differences arising from accelerated depreciation	22,224	21,758

Taxation charge	—	—

8.	Loss for the year

The loss for the year is dealt with in the accounts of the Company to the extent of HK$9,401,000 (2002: HK$24,131,000).

9.	Earnings/(loss) per share

(a)	Basic earnings/(loss) per share

The calculation of basic earnings per share is based on the Group’s profit for the year of HK$27,172,000 (2002: loss of HK$117,264,000) and the 2,990,000,000 shares (2002: 2,990,000,000 shares) in issue during the year.

(b)	Diluted earnings/(loss) per share

There is no dilutive effect upon exercise of the share options on the earnings per share for the years ended 31st December 2003 and 2002 since the exercise prices for the share options were above the average fair value of the shares.

10.	EBITDA

EBITDA represents earnings of the Group before interest income, finance costs, taxation, depreciation, amortisation and share of loss from a joint venture. In 2002, restructuring costs of HK$26,606,000 were incurred and charged to the operating expenses. No such costs were incurred during the year. EBITDA amounted to HK$315,152,000 in 2003 (2002: HK$240,311,000, before the restructuring costs).

11.	Retirement benefit costs

Pursuant to a trust deed entered into by the Group on 1st April 1998, the Group has set up a defined contribution scheme to provide retirement benefits for its employees in Hong Kong with retrospective effect from 1st July 1997 (the “Retirement Scheme”).

All permanent full time employees in Hong Kong were eligible to join the Retirement Scheme before the Mandatory Provident Fund (“MPF”) Scheme was set up on 1st December 2000. Under the Retirement Scheme, the employees were required to choose to contribute either nil or 5% of their monthly salaries. The Group’s contributions were calculated at 5% of the employee’s salaries.

With effect from 1st December 2000, the Group set up another defined contribution scheme, the MPF Scheme, for all the eligible employees of the Group in Hong Kong including the employees under the Retirement Scheme. The contributions from the employees and employer are made to the MPF Scheme only and are no longer made to the Retirement Scheme.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Under the MPF Scheme, the employees are required to contribute 5% of their monthly salaries up to a maximum of HK$1,000 and they can choose to make additional contributions. The Group’s monthly contributions are calculated at 5% of the employee’s monthly salaries up to a maximum of HK$1,000 (the “mandatory contributions”). The Group makes certain additional contributions if the employee’s monthly salaries exceed HK$20,000 (the “voluntary contributions”).

Under the MPF Scheme, the employees are entitled to 100% of the employer’s mandatory contributions upon their retirement at the age of 65 years old, death or total incapacity. The employees are entitled to 100% of the Group’s voluntary contributions after seven years of completed service or at a reduced scale of the Group’s voluntary contributions after completion of two to six years of service.

Under the Retirement Scheme, the employees are entitled to 100% of the employer’s contributions after seven years of completed service, or at a reduced scale after completion of two to six years of service. Forfeited contributions are to be refunded to the Group under both the MPF Scheme and the Retirement Scheme.

The pension scheme which covers the employees in the People’s Republic of China (“PRC”) is a defined contribution scheme at various applicable rates of monthly salary that are in accordance with the local practice and regulations.

The Group’s contributions to the above schemes are as follows:

	2003	2002
	HK$'000	HK$'000
Gross employer’s contributions	7,313	8,776
Less: Forfeited contributions utilised	(1,951)	(2,123)

Net employer’s contributions charged to the profit and loss account	5,362	6,653

Contributions payable as at 31st December 2003 amounted to HK$545,000 (2002: HK$502,000). Forfeited contributions not utilised and available to reduce future contributions as at 31st December 2003 were HK$7,000 (2002: HK$994,000). The scheme assets are held separately from those of the Group under respective provident funds managed by independent administrators.

12.	Salaries and related costs

Salaries and related costs for the years ended 31st December 2003 and 2002, including directors’ fees and emoluments (note 13), are as follows:

	2003	2002
	HK$'000	HK$'000
Salaries, bonuses and allowances	145,348	212,338
Retirement scheme contributions	5,362	6,653
Termination benefits	1,310	24,899

	152,020	243,890

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

13.	Directors’ and management emoluments

(a)	Directors’ emoluments

The aggregate amounts of emoluments to directors of the Company are as follows:

	2003	2002
	HK$'000	HK$'000
Fees	628	600
Other emoluments:
Salaries, other allowances and benefits in kind	9,960	11,858
Bonuses	—	1,500
Retirement scheme contributions	620	30

	11,208	13,988

Directors’ fees disclosed above include fees of HK$428,000 (2002: HK$400,000) paid to independent non-executive directors.

The emoluments of the directors fell within the following bands:

	Number of directors
Emolument bands	2003	2002
Nil — HK$1,000,000	8	8
HK$1,000,001 — HK$1,500,000	—	5
HK$1,500,001 — HK$2,000,000	4	—
HK$4,000,001 — HK$4,500,000	1	—
HK$5,500,001 — HK$6,000,000	—	1

During the year no options were granted to or exercised by the directors.

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include two (2002: one) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining three (2002: four) individuals during the year are as follows:

	2003	2002
	HK$'000	HK$'000
Salaries, other allowances and benefits in kind	4,653	10,861
Bonuses	—	3,083
Retirement scheme contributions	78	120
Compensation for loss of office:
— contractual payments	754	5,805
— other	—	410

	5,485	20,279

The emoluments of these three (2002: four) individuals fell within the following bands:

	Number of individuals
Emolument bands (including compensation for loss of office)	2003	2002
HK$1,500,001 — HK$2,000,000	2	—
HK$2,000,001 — HK$2,500,000	1	—
HK$3,000,001 — HK$3,500,000	—	1
HK$3,500,001 — HK$4,000,000	—	1
HK$4,000,001 — HK$4,500,000	—	1
HK$9,000,001 — HK$9,500,000	—	1

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

14.	Fixed assets

Group

	Network	Furniture	Office	Computer	Motor	Leasehold
	equipment	and fixtures	equipment	equipment	vehicles	improvements	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Cost
At 1st January 2003	1,835,136	7,449	17,948	221,740	3,080	324,264	2,409,617
Additions (Note 16)	105,581	181	691	3,022	4	12,296	121,775
Disposals	(39)	(981)	(609)	(1,828)	(647)	(16,594)	(20,698)
Reclassifications	—	—	(58)	58	—	—	—

At 31st December 2003	1,940,678	6,649	17,972	222,992	2,437	319,966	2,510,694

Accumulated depreciation
At 1st January 2003	727,513	5,154	10,129	187,151	2,212	263,561	1,195,720
Charge for the year	185,419	940	2,440	14,878	228	29,388	233,293
Disposals	(26)	(894)	(574)	(1,824)	(530)	(16,370)	(20,218)
Reclassifications	—	—	(7)	7	—	—	—

At 31st December 2003	912,906	5,200	11,988	200,212	1,910	276,579	1,408,795

Net book value
At 31st December 2003	1,027,772	1,449	5,984	22,780	527	43,387	1,101,899

At 31st December 2002	1,107,623	2,295	7,819	34,589	868	60,703	1,213,897

At 31st December 2003 the fixed assets held by the Group under finance leases were fully depreciated (2002: HK$238,000).

All fixed assets were pledged as security for the bank loan and vendor loan facilities of the Group.

15.	Investment in a joint venture

	Group
	2003	2002
	HK$’000	HK$’000
Share of net liabilities	(4,000)	(1,905)
Advance	6,331	5,227
Provision for diminution in value	(2,331)	—

	—	3,322

Details of the joint venture as at 31st December 2003 are as follows:

		Place of		Principal activities and
Name	Nature	incorporation	Voting power	place of operation
Atria Limited	Corporate	Hong Kong	50%	Development of applications for wireless communications in Hong Kong

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The advance to Atria Limited is unsecured, interest-free and has no fixed repayment terms.

The Group regularly performs an assessment on its investment in and advances to the joint venture with reference to the expected recoverability. For the year ended 31st December 2003, a provision of HK$2,331,000 (2002: Nil) was considered necessary to write down the carrying value of these assets. Such provision is included in the share of loss from a joint venture in the consolidated profit and loss account.

16.	Prepayment of 3G licence fees

	Group
	2003	2002
	HK$'000	HK$'000
At 1st January	191,667	241,667
Amount capitalised as fixed assets	(50,000)	(50,000)

At 31st December	141,667	191,667

Classified as:
Current asset	50,000	50,000
Non-current asset	91,667	141,667

In 2001, the Group paid an amount of HK$250,000,000, equivalent to the aggregate of the first five years’ annual fees for its 3G licence, to the Office of Telecommunications Authority (“OFTA”). For the remaining 10 years of the 3G licence, the fees payable shall be the higher of 5% of the turnover attributable to the provision of 3G services and the Minimum Annual Fees (as defined in the 3G licence) for each year of the 3G licence. The total Minimum Annual Fees over the remaining term of the 3G licence is HK$1,056,838,000, the net present value of which, at an assumed cost of capital to the Group at 11.2%, is HK$333,109,000.

In accordance with the 3G licence, the Group was required to provide a performance bond in an amount equivalent to the 6th and 7th years’ Minimum Annual Fees on 22nd October 2003. On 30th August 2003, OFTA granted a one-year waiver to the Group on the submission of such performance bond. From 22nd October 2004 onwards, the Group will be required to provide additional performance bonds in amounts such that the total of such performance bonds and the Minimum Annual Fees prepaid is equivalent to the next five years’ Minimum Annual Fees due (or the remaining Minimum Annual Fees due where less than five years remains).

17.	Restricted cash deposits

As at 31st December 2003, a bank deposit of HK$1,699,000 (2002: HK$1,682,000) has been pledged to a bank in return for a bank guarantee issued in respect of the use of facilities at the Hong Kong International Airport for the provision of mobile services. The guarantee will expire in March 2007.

As at 31st December 2003, another bank deposit of HK$209,643,000 (2002: HK$156,939,000) was restricted to settle the bank loans, vendor loans and the relevant interest repayable within the expiry of six months. The bank and vendor loans had been repaid in full after year-end (see note 29).

18.	Inventories

The carrying values of the inventories are as follows:

	Group
	2003	2002
	HK$'000	HK$'000
Mobile phones and accessories
Cost	15,940	13,155
Less: Provisions	(4,319)	(3,160)

	11,621	9,995

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

As at 31st December 2003, the carrying amount of inventories that are stated at net realisable value amounted to HK$8,281,000 (2002: HK$3,129,000).

All inventories were pledged as security for the bank loan and vendor loan facilities of the Group.

19.	Trade receivables

The Group allows an average credit period of 30 days to its trade debtors. The ageing analysis of the trade receivables is as follows:

	Group
	2003	2002
	HK$'000	HK$'000
0 — 30 days	56,107	59,380
31 — 60 days	15,243	15,931
61 — 90 days	8,430	9,433
Over 90 days	1,289	2,665

	81,069	87,409

20.	Trade payables

The ageing analysis of the trade payables is as follows:

	Group
	2003	2002
	HK$'000	HK$'000
0 — 30 days	30,974	17,731
31 — 60 days	19,436	9,460
61 — 90 days	3,307	15,546
Over 90 days	17,883	13,611

	71,600	56,348

21. Share capital

	Company
	2003	2002
	HK$'000	HK$'000
Authorised:
10,000,000,000 (2002: 10,000,000,000) ordinary shares of HK$0.10 each	1,000,000	1,000,000

Issued and fully paid:
2,990,000,000 (2002: 2,990,000,000) ordinary shares of HK$0.10 each	299,000	299,000

Share option scheme

On 1st March 2000, the shareholders of the Company approved and adopted a share option scheme (the “Share Option Scheme”). Subject to earlier termination by the Company in a general meeting of shareholders, the Share Option Scheme will remain in force for 10 years from its adoption date.

On 22nd May 2002, the shareholders of the Company approved the adoption of a new share option scheme (the “New Option Scheme”) and the termination of the operation of the Share Option Scheme. Upon the termination of the Share Option Scheme, no further options will be granted under the Share Option Scheme but the provisions of the Share Option Scheme will remain in full force and effect in respect of the existing options granted.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Under the New Option Scheme, the board may, in its discretion, grant options to any director, employee, consultant, customer, supplier, agent, partner, shareholder or adviser of or contractor to the Group or a company in which the Group holds an interest or a subsidiary of such company. Each grant of options to a director, chief executive or substantial shareholder or any of their respective associates must be approved in accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The exercise price for any particular option under the New Option Scheme will be determined by the board but will be not less than the highest of: (i) the closing price of shares on the date of grant of the option; (ii) an amount equivalent to the average closing price of a share for the five business days immediately preceding the date of grant of the option; and (iii) the nominal value of a share.

The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under both the New Option Scheme and Share Option Scheme must not, in aggregate, exceed 30% of the shares of the Company in issue.

The total number of shares available for issue under options which may be granted under the New Option Scheme (excluding those options that have been granted by the Company prior to the date of approval of the New Option Scheme) must not in aggregate, exceed 10% of the issued share capital of the Company as at the date of approval of the New Option Scheme (“Scheme Mandate Limit”). The Scheme Mandate Limit may be refreshed by shareholders of the Company in general meeting provided that the Scheme Mandate Limit so refreshed must not exceed 10% of the issued share capital of the Company at the date of approval of the refreshment by the shareholders. The board may also seek separate shareholders’ approval in general meeting to grant options beyond the Scheme Mandate Limit (whether or not refreshed) provided that the options in excess of the Scheme Mandate Limit are granted only to the eligible participants specified by the Company before such approval is sought.

No option may be granted under the New Option Scheme to any eligible participant which, if exercised in full, would result in the total number of shares issued and to be issued upon exercise of the options already granted or to be granted to such eligible participant (including exercised, cancelled and outstanding options) in the 12-month period up to and including the date of such new grant exceeding 1% of the issued share capital of the Company. As at the date of such new grant, any grant of further options above this limit will be subject to certain requirements provided under the Listing Rules, including the approval of shareholders at general meeting.

No share options were granted or exercised under the New Option Scheme or the Share Option Scheme during the year ended 31st December 2003. Details of the share options outstanding as at 31st December 2003 which have been granted under the Share Option Scheme are as follows:

	Options	Options		Options	Options held
	held at 1st	lapsed		cancelled	at 31st	Exercise
	January	during		during	December	price	Grant	Exercisable
	2003	the year		the year	2003	HK$	date(1)	until
Executive directors	75,000,000	—		75,000,000 (2)	—	1.01	31/05/2000	30/05/2010
Non-executive directors	15,000,000	15,000,000	(3)	—	—	1.01	31/05/2000	30/05/2010
Continuous contract	17,999,077	4,316,720	(4)	—	13,682,357	3.05	23/03/2000	22/03/2010
employees	20,932,545	6,624,293	(4)	—	14,308,252	1.01	31/05/2000	30/05/2010
	1,450,632	1,153,788	(4)	—	296,844	3.05	31/05/2000	30/05/2010
	1,959,561	174,511	(4)	—	1,785,050	1.01	19/01/2001	18/01/2011

	132,341,815	27,269,312		75,000,000	30,072,503

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Notes:

(1)	Of the share options granted, 40% become exercisable after one year from the grant date and 30% per annum during the following two years.

(2)	In March 2003, a total of 75,000,000 share options of the five executive directors of the Company, namely, Messrs. Richard John Siemens, Edward Wai Sun Cheng, William Bruce Hicks, Kuldeep Saran and Andrew Chun Keung Leung, were cancelled at a total consideration of HK$5. No share options remained exercisable by the executive directors as at 31st December 2003.

(3)	Mr. Craig Edward Ehrlich was re-designated as a non-executive director on 1st January 2003 upon expiry of his executive director service contract. His 15,000,000 share options automatically lapsed on 1st January 2003. Mr. Ehrlich retired as a non-executive director of the Company on 22nd May 2003.

(4)	These share options lapsed during the year upon the cessation of employment of certain employees.

22.	Long-term loans and obligations under finance leases

	Group
	2003	2002
	HK$'000	HK$'000
Bank loans (secured — note a)	240,000	420,000
Vendor loans (secured — note a)	481,368	365,316
Obligations under finance leases	—	138

	721,368	785,454

Less: Current portion included under current liabilities
— bank loans	(240,000)	(180,000)
— vendor loans	(56,368)	(58,491)
— obligations under finance leases	—	(138)

	(296,368)	(238,629)

Long-term portion	425,000	546,825

(a)	Bank and vendor loans

At 31st December 2003 and 2002, the Group’s long-term loans (excluding obligations under finance leases) were repayable as follows:

	Bank loans		Vendor loans
	2003	2002	2003	2002
	HK$'000	HK$'000	HK$'000	HK$'000
Within one year	240,000	180,000	56,368	58,491
In the second year	—	240,000	175,000	306,825
In the third to fifth year	—	—	250,000	—

	240,000	420,000	481,368	365,316

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The bank loans and the loans from Nortel Networks (Asia) Limited (“Nortel”), a major vendor of the Group, (“the vendor loans”) bore interest at prevailing market rates, i.e. HIBOR and LIBOR, respectively, plus a progressively increasing rate, and were repayable in 15 quarterly instalments commencing from 11th March 2001 up to 11th September 2004.

As at 31st December 2003, the bank loans and the vendor loans were secured, amongst other things, by a charge over all the assets, revenue and shares of certain wholly-owned subsidiaries of the Company, including Mandarin Communications Limited (“Mandarin”), the main operating subsidiary.

(b)	Banking and other borrowing facilities

The Group had available bank loan facilities of HK$600,000,000, as well as a loan facility of US$155,000,000 (approximately HK$1,209,000,000) provided by Nortel (the “vendor loan facility”). All of these facilities had been fully drawn down as at 30th September 2003.

(c)	Bank and vendor loan covenants

The bank loan and the vendor loan facilities provided for a corporate guarantee by the Company to secure all the obligations and liabilities of its wholly-owned subsidiaries. In addition, they contained a number of covenants which included, maintenance of certain performance targets such as number of subscribers, earnings level, tangible net worth and debt service ratios and operation of the business in accordance with approved business plans.

(d)	Post-balance sheet bank and vendor loan repayments

On 30th December 2003, Mandarin gave notice to the lenders of the loan facilities of its intention to make full repayment of all the outstanding loan principal and accrued interest of the bank loans and vendor loans of HK$721,368,000. On 12th January 2004, all the bank and vendor loans were fully paid off through operating cash flows of Mandarin and a term loan of HK$500,000,000 provided by Huawei Tech. (see note 29 for details).

HK$75,000,000 of the new term loan from Huawei Tech. is payable in July 2004, while the remaining balance is repayable from January 2005 to July 2006. As a result, HK$425,000,000 of the term loan has been classified as non-current liabilities as at 31st December 2003.

The term loan from Huawei Tech. is unsecured and repayable in five progressively increasing semi-annual instalments after drawdown and carries a floating interest rate tied to HIBOR.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

23.	Notes to the consolidated cash flow statement

(a)	Reconciliation of profit/(loss) from operations to net cash inflow from operating activities

	2003	2002
	HK$’000	HK$’000
Profit/(Loss) from operations	81,859	(42,688)
Depreciation	233,293	256,393
Loss on disposals of fixed assets	414	377

Operating profit before working capital changes	315,566	214,082

(Increase) /decrease in inventories	(1,626)	10,453
Decrease in trade receivables, deposits, prepayments and other receivables	20,877	666
Increase/(decrease) in trade payables, other payables and accrued charges	1,835	(13,852)
Decrease in subscriptions received in advance	(37,971)	(26,329)

Cash inflow from operations	298,681	185,020

Interest received	2,791	3,422
Interest paid	(56,892)	(58,307)
Interest element of finance lease payments	(17)	(129)
Other incidental borrowing costs paid	(2,649)	(663)

Net cash inflow from operating activities	241,914	129,343

(b)	Analysis of changes in financing during the year

		Obligations
		under
	Long-term	finance
	loans	leases
	HK$’000	HK$’000
At 1st January 2002	751,455	2,158
Net cash outflow from financing	(15,600)	(2,020)
Purchases of fixed assets by directly assuming long-term loans	49,461	—

At 31st December 2002	785,316	138

At 1st January 2003	785,316	138
Net cash outflow from financing	(61,772)	(138)
Exchange differences	(2,176)	—

At 31st December 2003	721,368	—

(c)	Major non-cash transactions

	2003	2002
	HK$’000	HK$’000
Purchases of fixed assets by directly assuming long-term vendor loans	—	49,461

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

24.	Deferred taxation

Deferred taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 17.5% (2002: 16%).

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority.

Deferred tax assets are recognised for tax loss carry forwards to the extent that realisation of the related tax benefit through the future taxable profits is probable. The Group has unrecognised tax losses of HK$3,382,281,000 (2002: HK$3,555,929,000) to carry forward against future taxable income; these tax losses can be carried forward indefinitely.

The movements on the deferred tax assets/(liabilities) accounts during the year are as follows:

	2003	2002
	HK$'000	HK$'000
Deferred tax assets

At 1st January	476,859	478,119
Increase/(Decrease) in tax losses	14,165	(1,260)

At 31st December	491,024	476,859

	2003	2002
	HK$'000	HK$'000
Deferred tax liabilities

At 1st January	(102,991)	(113,160)
Reversal of temporary differences	12,581	10,169

At 31st December	(90,410)	(102,991)

	2003	2002
	HK$'000	HK$'000
Other temporary differences

At 1st January	—	49
Reversal of other temporary differences	—	(49)

At 31st December	—	—

	2003	2002
	HK$'000	HK$'000
Summary status

Deferred tax assets	491,024	476,859
Less: Deferred tax liabilities	(90,410)	(102,991)

	(400,614)	(373,868)

25.	Capital commitments

	Group
	2003	2002
	HK$’000	HK$’000
In respect of purchases of fixed assets:
— contracted but not provided for	38,509	53,898
— authorised but not contracted for	2,456	2,223

	40,965	56,121

The Company did not have any capital commitments as at 31st December 2003 (2002: Nil).

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

26.	Commitments under operating leases

At 31st December 2003 and 2002, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Group
	2003	2002
	HK$’000	HK$’000
In respect of land and buildings, including transmission sites:
Not later than one year	127,719	156,473
Later than one year and not later than five years	67,773	97,482
Later than five years	—	236

	195,492	254,191

In respect of leased lines:
Not later than one year	21,286	43,871
Later than one year and not later than five years	5,019	5,048

	26,305	48,919

	221,797	303,110

The Company did not have any commitments under operating leases as at 31st December 2003 (2002: Nil).

27.	Related party transactions

The following is a summary of significant related party transactions which were carried out in the normal course of the Group’s business:

	Group
	2003	2002
	HK$’000	HK$’000
Operating lease charges paid to related companies (note a)	(1,346)	(4,334)
Consulting service fees paid to a related company (note b)	(105)	(1,580)

(a)	The Group entered into various operating lease agreements based on normal commercial terms with subsidiaries of certain beneficial shareholders of the Company to lease a number of premises for the Group’s operating activities.

(b)	The Group entered into certain agreements based on normal commercial terms with Lifetree Convergence Limited (“Lifetree”) which provided various software development and consulting services to the Group. Certain executive directors of the Company are also directors of Lifetree.

28.	Investments in subsidiaries

	Company
	2003	2002
	HK$’000	HK$’000
Unlisted shares, at cost	1	1
Loan to a subsidiary	2,421,735	2,421,735
Amounts due to subsidiaries	(61,235)	(50,971)

	2,360,501	2,370,765

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The loan to and the amounts due to the subsidiaries are unsecured, interest-free and have no fixed terms for repayment.

The Company has the following principal wholly-owned subsidiaries as at 31st December 2003:

	Place of	Issued and fully	Principal
Name	incorporation	paid up capital	activities
Shares held directly:

SUNDAY HOLDINGS (HONG KONG) CORPORATION	British Virgin Islands	100 ordinary shares of US$1 each	Investment holding

SUNDAY HOLDINGS (CHINA) CORPORATION	British Virgin Islands	1 ordinary share of US$1	Investment holding

SUNDAY IP HOLDINGS CORPORATION	British Virgin Islands	1 ordinary share of US$1	Investment holding

Shares held indirectly:

MANDARIN COMMUNICATIONS LIMITED	Hong Kong	100 ordinary shares of HK$1 each and 1,254,000,000 non-voting deferred shares of HK$1 each	Provision of mobile and other services, and sales of mobile phones and accessories

SUNDAY 3G HOLDINGS (HONG KONG) CORPORATION	British Virgin Islands	1 ordinary share of US$1	Investment holding

SUNDAY 3G (HONG KONG) LIMITED	Hong Kong	2 ordinary shares of HK$1 each	Licensee of Hong Kong 3G Licence

SUNDAY IP LIMITED	British Virgin Islands	1 ordinary share of US$1	Holding the Group’s intellectual property rights and trade marks

SUNDAY COMMUNICATIONS SERVICES (SHENZHEN) LIMITED (“SCSSL”)	People’s Republic of China	US$1,500,000	Provision of back office support services to the Group

The principal activities of the subsidiaries, except for SCSSL which operates in the People’s Republic of China (“PRC”), are undertaken in Hong Kong.

SCSSL is registered as a wholly foreign-owned enterprise in the PRC. The registered capital of SCSSL had been fully paid up.

29.	Subsequent event

On 12th January 2004, pursuant to the Heads of Agreement of Facility Agreements executed in December 2003 with Mandarin, Huawei Tech. Investment Co., Limited (“Huawei Tech.”), a subsidiary of Huawei Technologies Co., Ltd., provided a term loan of HK$500,000,000 to Mandarin. The loan was used to repay part of the outstanding principal and accrued interest and charges in respect of certain bank and vendor loans as set out in Note 22. The term loan from Huawei Tech. is unsecured and is repayable in five progressively increasing semi-annual instalments after drawdown and carries a floating interest rate tied to HIBOR.

30.	Approval of accounts

The accounts were approved by the board of directors on 1st April 2004.

APPENDIX II	GENERAL INFORMATION

INDEBTEDNESS STATEMENT

As at the close of business on 31st October 2004, being the latest practicable date for the purpose of this indebtedness statement, SUNDAY had total outstanding borrowings of HK$460,300,000, represented HK$35,300,000 of equipment supply facility and HK$425,000,000 of general facility, both were loans from HTIC drawn in accordance with the Facility Agreement, secured by the package as described in “Letter from the Board — Amendment and Restatement Agreement — Security”.

As at 31st October 2004, the Group had capital commitments in respect of acquisition of fixed assets amounting to HK$889,693,000.

As at 31st October 2004, a bank deposit of HK$1,701,000 was pledged to a bank in return for a bank guarantee issued in respect of the use of facilities at the Hong Kong International Airport for the provision of mobile services.

Save as aforesaid and apart from intra-group liabilities and normal trade payables in the ordinary course of business of the Group, the Group did not have any loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptable credits, debentures, mortgages, charges, finance lease or hire purchases commitments, guarantees or other material contingent liabilities as at the close of business on 31st October 2004.

Save as disclosed above, the Directors have confirmed that there have been no material changes in the commitments and contingent liabilities of the Group since 31st December 2003 and up to 31st October 2004.

For the purpose of the above indebtedness statement, foreign currency amounts have been translated into Hong Kong dollars at the rates of exchange prevailing at the close of business on 31st October 2004.

WORKING CAPITAL

The Directors are of the opinion that, taking into account the Supply Contract as amended by the Supplemental Agreement, and the Facility Agreement as amended and restated by the Amendment and Restatement Agreement, and the financial resources available to the Group, including internally generated funds, the Group will have sufficient working capital for its present requirements.

NO MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31st December 2003, the date to which the latest published audited consolidated financial statements of the Group were made up.

APPENDIX II	GENERAL INFORMATION

RESPONSIBILITY STATEMENT

This Circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to SUNDAY. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this Circular is accurate and complete in all material respects and not misleading; (2) there are no other matters, the omission of which would make any statement in this Circular misleading; and (3) all opinions expressed in this Circular have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

DISCLOSURE OF INTERESTS

(a)	Directors’ interests and short positions in the securities of SUNDAY and its associated corporations

As at the Latest Practicable Date, none of the Directors or the chief executive of SUNDAY had any interests or short positions, in the shares, underlying shares or debentures of SUNDAY and its associated corporations, within the meaning of Part XV of the Securities and Futures Ordinance (“SFO”), which were required (i) to be notified to SUNDAY and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO, including interests and short positions which they were deemed or taken to have under such provisions of the SFO, or (ii) pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or (iii) pursuant to the Model Code for Securities Transaction by Directors of Listed Companies to be notified to SUNDAY and the Exchange.

(b)	Persons who have an interest or short position which is discloseable under Divisions 2 and 3 of Part XV of the SFO

As at the Latest Practicable Date, so far as is known to any Director or the chief executive of SUNDAY, the following persons had, or was deemed or taken to have, an interest or short position in the securities of SUNDAY which would fall to be disclosed to SUNDAY and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO:

		Number of	Percentage of
Name of shareholders	Note	shares	Shareholding
Distacom Communications Limited (“Distacom”)	1	1,380,000,000	46.2%
Distacom International Limited	1	1,380,000,000	46.2%
Sinomax Capital Limited	1	1,380,000,000	46.2%
USI Holdings (B.V.I.) Limited	2	390,632,000	13.1%
USI Holdings Limited	2	390,632,000	13.1%
Huawei Tech. Investment Co., Limited		239,784,000	8.0%

APPENDIX II	GENERAL INFORMATION

Notes:

1.	These interests were held through Distacom’s wholly-owned subsidiary, Distacom Hong Kong Limited. Each of Distacom International Limited and Sinomax Capital Limited, by virtue of their respective corporate interests in Distacom, was taken to be interested in the same 1,380,000,000 shares in which Distacom was interested. These shares therefore duplicate each other.

2.	These interests were held through USI Holdings (B.V.I.) Limited’s wholly-owned subsidiary, Townhill Enterprises Limited. USI Holdings Limited was taken to be interested in the same 390,632,000 shares in SUNDAY by virtue of its corporate interests in USI Holdings (B.V.I.) Limited. These shares therefore duplicate each other. According to the document filed with the Securities and Future Commission in the United States, USI Holdings Limited holds 410,134,000 shares, representing 13.7% of the issued share capital of SUNDAY as at the Latest Practicable Date.

3.	All the interests disclosed under this Section represent long positions in the shares of SUNDAY.

Save as disclosed above, the Directors and the chief executive of SUNDAY were not aware of any person who has an interest or short position in the securities of SUNDAY which would fall to be disclosed to SUNDAY and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

LITIGATION

As at the Latest Practicable Date, none of the members of the Group was engaged in any litigation or arbitration of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against any member of the Group.

MATERIAL CONTRACTS

None of the contracts (not being contracts entered into in the ordinary course of business) which have been entered into by a member of the Group within the two years preceding the Latest Practicable Date is or may be considered to be material.

SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which does not expire or is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

APPENDIX II	GENERAL INFORMATION

DIRECTORS’ INTERESTS IN CONTRACTS AND ASSETS

There is no contract or arrangement entered into by any member of the Group subsisting at the Latest Practicable Date in which any Director is materially interested and which is significant in relation to the business of the Group.

None of the Directors has, or has had, any direct or indirect interest in any assets which have been acquired, disposed of or leased to, or which are proposed to be acquired, disposed of or leased to, SUNDAY or any of its subsidiaries since 31st December 2003, the date to which the latest published audited financial statements of the Group were made up.

COMPETING INTERESTS

None of the Directors or their respective associates compete or may compete with the business of the Group, or have or may have any other conflicts of interest with the Group pursuant to the Listing Rules.

GENERAL

(a)	the registered office of SUNDAY is at Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681GT, George Town, Grand Cayman, British West Indies, and its head office and principal place of business in Hong Kong is at 13th Floor, Warwick House, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong.

(b)	The secretary of SUNDAY is Janet Ching Man Fung, a fellow member of the Association of Chartered Certified Accountants (UK), the Hong Kong Institute of Certified Public Accountants and a member of CPA Australia.

(c)	The Hong Kong branch share registrar of SUNDAY is Computershare Hong Kong Investor Services Limited, located at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

(d)	The English text of this Circular shall prevail over the Chinese text.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the head office and principal place of business of SUNDAY in Hong Kong at 13th Floor, Warwick House, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong from the date of this Circular up to and including [16th December 2004]:

(a)	the memorandum and articles of association of SUNDAY;

(b)	the annual reports of SUNDAY for the two years ended 31st December 2003.

(c)	the interim report of SUNDAY for the six month period ended 30th June 2004; and

(d)	the circular to the Shareholders of SUNDAY dated 4th June 2004.

NOTICE OF EXTRAORDINARY GENERAL MEETING

SUNDAY COMMUNICATIONS LIMITED

(Incorporated in the Cayman Islands with limited liability)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of SUNDAY Communications Limited (the “Company”) will be held at 13th Floor, East Wing, Warwick House, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong on 17th December 2004 at 12:00 noon, for the purposes of considering and, if thought fit, passing, with or without amendments, the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

“That:

(a)	the Supplemental Agreement to the Supply Contract of 13th May 2004 between Huawei Tech. Investment Co., Limited and Mandarin Communications Limited entered into on 15th November 2004; and

(b)	the Amendment and Restatement Agreement relating to the Facility Agreement of 13th May 2004 between Huawei Tech. Investment Co., Limited, Mandarin Communications Limited, the Company and JPMorgan Chase Bank, N.A. entered into on 15th November 2004;

be and are hereby approved and that the directors of the Company be and are hereby authorised to do all such things and take all such steps as might in their opinion be desirable or necessary in connection with the transactions contemplated thereunder and generally to exercise all their powers as they deem desirable or necessary for the foregoing purposes.”

By order of the Board
SUNDAY Communications Limited
Janet Ching Man Fung
Company Secretary

Hong Kong, 1st December 2004

NOTICE OF EXTRAORDINARY GENERAL MEETING

Executive Directors:
Richard John Siemens (Co-Chairman)
Edward Wai Sun Cheng (Co-Chairman)
William Bruce Hicks (Group Managing Director)
Kuldeep Saran
Andrew Chun Keung Leung

Non-executive Directors:
Kenneth Michael Katz

Independent Non-executive Directors:
John William Crawford
Henry Michael Pearson Miles
Robert John Richard Owen
Registered office:
Century Yard
Cricket Square
Hutchins Drive
P. O. Box 2681GT
George Town
Grand Cayman
British West Indies

Head office and principal of business:
13th Floor, Warwick House
TaiKoo Place
979 King’s Road
Quarry Bay
Hong Kong

Notes:

1.	A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, to vote in his/her stead. A proxy need not be a member of the Company.

2.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a certified copy thereof must be delivered to the Company’s branch share registrar, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3.	Delivery of an instrument appointing a proxy will not preclude a member from attending and voting in person at the meeting or adjourned meeting.

SUNDAY COMMUNICATIONS LIMITED

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of SUNDAY Communications Limited (the “Company”) will be held at 13th Floor, East Wing, Warwick House, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong on 17th December 2004 at 12:00 noon, for the purposes of considering and, if thought fit, passing, with or without amendments, the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

“That:

(a)	the Supplemental Agreement to the Supply Contract of 13th May 2004 between Huawei Tech. Investment Co., Limited and Mandarin Communications Limited entered into on 15th November 2004; and

(b)	the Amendment and Restatement Agreement relating to the Facility Agreement of 13th May 2004 between Huawei Tech. Investment Co., Limited, Mandarin Communications Limited, the Company and JPMorgan Chase Bank, N.A. entered into on 15th November 2004;

be and are hereby approved and that the directors of the Company be and are hereby authorised to do all such things and take all such steps as might in their opinion be desirable or necessary in connection with the transactions contemplated thereunder and generally to exercise all their powers as they deem desirable or necessary for the foregoing purposes.”

By order of the Board
SUNDAY Communications Limited
Janet Ching Man Fung
Company Secretary

Hong Kong, 1st December 2004

Head office and principal place of business:	Registered office:
13th Floor	Century Yard
Warwick House	Cricket Square
TaiKoo Place	Hutchins Drive
979 King’s Road	P.O. Box 2681 GT
Quarry Bay	George Town
Hong Kong	Grand Cayman
British West Indies

As at the date of this announcement, the Board comprises:

Executive Directors	Non-executive Directors
Mr. Richard John Siemens (Co-Chairman)	Mr. Kenneth Michael Katz
Mr. Edward Wai Sun Cheng (Co-Chairman)	Mr. Hongqing Zheng
Mr. William Bruce Hicks (Group Managing Director)
Mr. Kuldeep Saran	Independent Non-executive Directors
Mr. Andrew Chun Keung Leung	Mr. John William Crawford
Mr. Henry Michael Pearson Miles
Mr. Robert John Richard Owen

Notes:

1.	A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, to vote in his/her stead. A proxy need not be a member of the Company.

2.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a certified copy thereof must be delivered to the Company’s branch share registrar, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3.	Delivery of an instrument appointing a proxy will not preclude a member from attending and voting in person at the meeting or adjourned meeting.

SUNDAY COMMUNICATIONS LIMITED

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

EXTRAORDINARY GENERAL MEETING — POLL RESULTS

Reference is made to the circular (the “Circular”) dated 1st December 2004 issued by SUNDAY Communications Limited (the “Company”). Terms used herein shall have the same meanings as those defined in the Circular unless the context requires otherwise. The Board announced that the EGM was held on 17th December 2004 and the following are the poll results in respect of the resolution proposed at the EGM:

	No. of Votes (%)
Resolution	For	Against
To consider and, if thought fit, approve the entering into of the Supplemental Agreement to the Supply Contract and the Amendment and Restatement Agreement relating to the Facility Agreement.	1,827,761,480	4,000
	99.9998%	0.0002%

As more than 50% of the votes were cast in favour of the above resolution, the resolution was duly passed as an ordinary resolution.

Notes:

(1)	As at the date of the EGM, the number of issued shares of the Company was 2,990,000,000 shares, which was the total number of shares entitling the holders to attend and vote for or against the resolution proposed at the EGM, of which 239,784,000 shares were held by Huawei Tech. Investment Co., Limited. Huawei Tech. Investment Co., Limited and its associates abstained from voting for the resolution mentioned above.

(2)	The total number of shares entitling the holders to attend and vote only against the resolution: Nil.

(3)	Computershare Hong Kong Investor Services Limited, the share registrars of the Company, acted as scrutineers for the vote-taking at the EGM.

As at the date of this announcement, the Board comprises:

Executive Directors	Non-executive Directors
Mr. Richard John Siemens (Co-Chairman)	Mr. Kenneth Michael Katz
Mr. Edward Wai Sun Cheng (Co-Chairman)	Mr. Hongqing Zheng
Mr. William Bruce Hicks (Group Managing Director)
Mr. Kuldeep Saran	Independent Non-executive Directors
Mr. Andrew Chun Keung Leung	Mr. John William Crawford
Mr. Henry Michael Pearson Miles
Mr. Robert John Richard Owen

By order of the Board
SUNDAY COMMUNICATIONS LIMITED
Janet Ching Man Fung
Company Secretary

Hong Kong, 17th December 2004

Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNDAY Communications Limited
By:	/s/ Janet Ching Man Fung
	Name:	Janet Ching Man Fung
	Title:	Company Secretary

Date: December 30, 2004